Filed by Standard Pacific Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Ryland Group, Inc.

Commission File No.: 001-08029

TRANSCRIPT

CalAtlantic Homes Name Video

On screen graphic: 41 cities 17 states

On screen graphic: Coast to coast

On screen graphic: and all points in between

On screen graphic: With 100 years of combined experience

On screen graphic: “Today our industry reaches a significant milestone as two of its best operators combine forces.” – Larry Nicholson, CEO Ryland

On screen graphic: “Together, we’re better.” – Scott Stowell, CEO Standard Pacific

On screen graphic: Standard Pacific and Ryland. We are one.

On screen graphic: CalAtlantic Homes

On screen graphic: © 2015 CalAtlantic Group, Inc.

Forward Looking Statements

This transcript contains forward-looking statements. These statements include but are not limited to statements regarding the expected timing for closing of the merger, the potential achievements of the combined company, and our stakeholders reception of the new name. Forward-looking statements are based on our current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors many of which are out of Standard Pacific’s and Ryland’s control and difficult to forecast that may cause actual results to differ materially from those that may be described or implied. Such factors include but are not limited to: Standard Pacific and Ryland may be unable to obtain stockholder approval as required for the merger; conditions to the closing of the merger may not be satisfied or waived; the transaction may involve unexpected costs, liabilities or delays; Standard Pacific’s and Ryland’s business may suffer as a result of the uncertainty surrounding the transaction; the outcome of any legal proceeding relating to the transaction; Standard Pacific and Ryland may be adversely affected by other economic, business and/or competitive factors; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the ability of the surviving corporation to recognize benefits of the transaction; risks that the transaction disrupts current plans and operations and the potential difficulties faced by the surviving corporation in employee retention as a result of the transaction; other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and other risks discussed in Standard Pacific’s and Ryland’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended Dec. 31, 2014 and subsequent Quarterly Reports on Form 10-Q for each of Standard Pacific and Ryland. Standard Pacific and Ryland assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. Standard Pacific and Ryland nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this press release. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Additional Information

In connection with the proposed transaction, Standard Pacific and Ryland will be filing documents with the SEC, including the filing by Standard Pacific of a registration statement on Form S-4, and Standard Pacific and Ryland intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Standard Pacific. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Standard Pacific’s website at www.standardpacifichomes.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Standard Pacific by directing a request to Standard Pacific Corp., 15360 Barranca Parkway, Irvine, California 92618, Attention: Secretary, and by accessing Ryland’s website at www.ryland.com under the heading “Investors” and then under the link “SEC Filings” and from Ryland by directing a request to The Ryland Group, Inc., 3011 Townsgate Rd., Ste. 200, Westlake Village, California 91361, Attention: Investor Relations.

Participants in the Solicitation

Standard Pacific and Ryland and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Standard Pacific’s directors and executive officers in its definitive proxy statement filed with the SEC on April 24, 2015. You can find information about Ryland’s directors and executive officers in its definitive proxy statement filed with the SEC on March 13, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Standard Pacific and Ryland using the contact information above.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.